U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB 12(g)


General Form For Registration of Securities of
Small Business Issuers
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


GLOBAL INNOVATIVE SYSTEMS INC.
(Name of Small Business Issuer in its Charter)


Nevada                                    E.I.N. 98-0217653
(State or other jurisdiction of           (I.R.S. Employer Identification No.)
incorporation or organization)

5975 Selkirk Crescent
Prince George, B.C., Canada                                V2N 2G9
(Address of principal executive offices)                   (Zip Code)


Issuer's telephone number: (250) 964-2692

Securities to be registered under Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

	Title of each class			    Name of each exchange on which
	to be so registered			    each class to be registered


 Voting Common Stock      	 OTC Bulletin Board Service




	Page No.: 1
	Total No. of Pages: 74
	Exhibit Index Appears on Page: 17

PART I

Prospective readers of this Form 10-SB registration statement should note that this document contains certain "forward looking statements," including without limitation, statements containing words "believes," "anticipates," "expects," "intends," "plans," "should," "seeks to," and similar words. Prospective readers are cautioned that such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward looking statements as a result of various factors, including but not limited to, decisions of the Board of Directors not to pursue a specific course of action based on its re-assessment of the facts or new facts, changes in the Company's business or general economic conditions and those other
factors set forth in this Registration Statement.   The Company relies
upon the protection afforded forward-looking statements provided by the United States Securities Act of 1933 and the Securities Exchange Act of 1934.

Item 1.	Description of Business

I.	Business Development.

A.	Global Innovative Systems Inc.:
Global Innovative Systems Inc. (the "Company") was incorporated on
September 14, 1995, under the laws of the State of Nevada. The Company has been inactive until it entered into a share exchange agreement with Niew Industries Inc. By agreement dated December 1, 1999, the Company agreed to acquire 100% of the issued and outstanding shares from the stockholders of Niew Industries Inc. along with amounts owing to these stockholders totaling $414,302 in exchange for 12 million common shares of the Company. The transaction to acquire Niew Industries Inc. closed on January 31, 2000. The Company has agreed to make the necessary applications to be listed as a publicly reporting company with a class of publicly traded securities. This registration statement follows. The Company employs three people on a full time basis.

The financial statements of the Company subsequent to the acquisition will reflect the operations of Niew Industries Inc. pursuant to the accounting requirements for reverse acquisitions. The reverse acquisition is achieved resulting in a recapitalization of the Company as the former stockholders of Niew Industries Inc. became the controlling stockholders of the Company immediately upon conclusion of the acquisition.

B.	Niew Industries Inc.:	Niew Industries Inc. (referred to
hereafter as "Niew Industries" or "NII") was incorporated on January 15, 1997, under the British Columbia Company Act. Thereafter NII remained inactive until March 23, 1998, when it began the development of a twin rotating asphalt mixing system. To date this has been NII's only activity.

Niew Industries' business objective was to create a simplified asphalt mixing system that would be compact, environmentally friendly and easy to mobilize. The Company intends to market such a system to worldwide manufacturers and users of asphalt plants. NII has taken a step towards this goal with the design and development of the Twin Rotating Asphalt Mixing System ("TRAMS"). The main frame houses a Genset for electrical power, all electrical components, a four bin feed system (split bins, two side by side) a burner with a blower and an exhaust fan to dry the aggregate and drum.

The drum was designed as a double tapered mixer-dryer with one drum inside the other. This caused the overall drum length to be cut in half thus allowing for more frame area. The drum's double tapered design allows asphalt oil to be sprayed in with no fire contact. The asphalt spray system was designed to arrest the majority of dry particulate from the air and introduced back in to the mixed product. The shape of the drums allows the plant to be set up level rather than at an incline as with conventional plants. The tapered drums also cause the air to slow down on exit, thus any particles that may have escaped fall back into the drum.

NII's goal is to create a mixing system that is easier and quicker to mobilize than conventional systems and does not burn the asphalt, increasing product life. No materials are taken out of the mix as do plants with water settling ponds. Productivity is anticipated to be equal to plants of the same capacity which take five loads to move, as compared to the two loads of the TRAMS System. Management ascribes the objective benefits of the TRAMS System to include: mobility, which lowers costs; productivity; improved product quality; decreased environmental impact; and reduced costs for the customer.

After developing its prototype, NII identified areas where improved performance of the TRAM System was possible. These areas included improvements to the asphalt-oil injection system, pollution control system, ramps, and a conveyor system. The majority of these changes have occurred and have been successfully tested. For example, NII is adding a conventional baghouse system in order to comply with the 2001 British Columbia air pollution regulations. (See: Regulatory Background, discussed below).

NII completed development of the TRAM System prototype, attaining its Phase I goal. Efforts to achieve its Phase II goals are now underway. These include the identification of target markets, development of a marketing plan, further testing in specific applications with potential customers and, ultimately, the commercial production of the equipment for sale or lease.

To achieve this end, NII will build another trailer which will house a self-erecting silo, asphalt, diesel and propane tanks. This project is financed currently by the Company's principals. The plans for this project have been created, but the construction funding is not in place. See Item 2, Management's Discussion and Analysis, Liquidity and
Capital Resources. Management believes that the asphalt industry will find the package attractive due to the compactness and perceived neatness of a totally self-contained asphalt plant in two loads.

Management projects revenue to be derived ultimately from sales of the TRAM System, but is also considering the possibility of leasing the TRAM System to potential customers. Management believes in a broad based appeal of the TRAMS based upon its operational performance in categories such as environmental compliance, quality control, integration of electrical and computer programming, increased user friendliness and cost effectiveness.

In order to complete Phase II and to commence manufacturing of the asphalt plants, NII will seek traditional debt, equity or principal funding.
At this time, NII has no facilities or commitments regarding the manufacturing of asphalt plants.

NII has also negotiated an exclusive licensing agreement with Ian Westwood, the inventor of a self-erecting silo, but this is not the same silo design that will be used in Phase II. Mr. Westwood's silo design is referred to as the "Silovation." The Silovation system can be used with any existing asphalt plant, including the TRAMS.

The Silovation prototype was completed in May of 1999 and is currently owned by the Everall Construction Company of Edmonton, Alberta.
On November 8, 1999, Niew Industries Inc. and Mr. Westwood executed their agreement pursuant to which Mr. Westwood licensed to NII patents and all technical knowledge derived from the Portable Overhead Bin used on the Silovationn and the applicable patents pending held by Mr. Westwood in exchange for the sum of CAN. $75,000. This sum is payable in two equal installments. The first payment occurred in the first quarter of 2000.
The second is to occur on August 31, 2000. Additional payments are due based upon the sales of equipment employing the Portable Overhead Bin. See Exhibit 10 (ii) attached hereto.

C.	Global Innovative Systems, Inc.'s Corporate History:
The Company was incorporated as Legacy Bodysentials Inc. by the Nevada Secretary of State on Sept. 14, 1995, for the purpose of developing and marketing of cosmetic products. The Company has been inactive since incorporation.

On September 30, 1995, Legacy Bodysentials accepted from twelve individuals subscription agreements to purchase a total of 10,000,000 shares from the Company pursuant to a Rule 504 offering under Regulation D. The Board authorized Legacy to proceed with the sale of its shares pursuant to the subscriptions received for the sale of 10,000,000 shares at a price of $0.01 per common share. Pacific Stock Transfer Company was appointed as the transfer agent of the common shares of Legacy.

The Company is aware of approximately 75 transactions involving these shares. The Company currently has approximately 71 shareholders. These transactions are summarized in Item 4 - Transfers Involving the Original Twelve Certificates.

On September 25, 1996, Legacy Bodysentials changed its name to Legacy Minerals Inc. after an affirmative vote by the Company's Board of Directors to change the name. A new business plan was adopted focusing upon mineral exploration, which was not implemented.

On August 27, 1997, by a vote of the Company's Board of Directors, 300,000 issued and outstanding shares were redeemed to treasury and cancelled.

On May 18, 1998, Legacy Minerals Inc. changed its name to Global
Commonwealth Inc. after a vote by the Company's Board of Directors to change the name. The Board contemplated and evaluated various business plans, without adopting any.

On November 12, 1999, Global Commonwealth Inc. changed its name to
Global Innovative Systems Inc. (the "Company") after an affirmative vote by the Company's Board of Directors to change the name. Other than the above described acquisition by of the Company of NII, the Company does not have any plans, proposals, arrangements or understandings with respect to future acquisitions.

The Company has had no business operations prior to the acquisition of NII.

Business of Issuer.

The Company's objective to create a simplified asphalt mixing system which would be compact, environmentally friendly and easy to mobilize has been materially advanced with the design and development of the TRAMS System. The main frame houses a Genset for electrical power, all electrical components, a four bin feed system (split bins, two side by side) a burner with a blower, an exhaust fan to dry the aggregate and a drum. For a more in depth discussion of the TRAMS System, see the discussion of Niew Industries Inc., above.

III.	Industry Overview and Competition.

There are at present, about eight major asphalt plant manufacturers situated in the central and eastern United States. Together they sell approximately 150 units per year all across North America. The Company intends to complete Phase II, then to locate the asphalt plant at a gravel pit, whose location has already been selected, and to record set up time, conduct anti-pollution equipment testing, and record promotional videos.

Research and Development.

When testing the mixing system (Phase I) the TRAMS was set up in Columbia Bitulithic Ltd.'s Aldergrove, British Columbia pit and used
NII's asphalt mix. Columbia Bitulithic Ltd. is a British Columbia paving company. Once Phase II testing has been completed, the Company will sell or lease the prototype to an asphalt firm for a paving season to further test the system's performance and dependability. Upon receipt of positive results, management intends to commence manufacturing the TRAM System.

Research and development expenditures are charged to expense when incurred. Research and development costs consist of the cost of materials and services consumed, salaries and wages of personnel directly engaged in research and development and the costs of patent applications. The cost of the research and development is reduced by any grants or subsidies. Costs incurred to date consist of the following:

                   Jan 15, 1997 (incorporation            Year Ended 09/30:
                   to Sept. 30, 1999
                   (Cumulative))                        1999             1998
                  ----------------------------       ---------        --------
Materials and supplies    $268,710                    $44,627        $224,083
Salaries and benefits      135,354                     85,782          49,572
Patent applications         14,173                      9,443           4,730
Investment tax
  credits recovered        (95,486)                   (51,250)        (44,236)

                          $322,751                    $88,602        $234,149


Certain specific scientific or technological objectives were identified at the outset of research and development activities in 1999.  In fact,
these were a continuation of the activities commenced in 1998.   NII
sought to prove that it could develop an asphalt manufacturing plant that:
(1) provides an integrated system that was able to improve dramatically on pollution control which is virtually non-existent in conventional systems without bag-houses or settling ponds; (2) improves the durability of the finished product by the introduction of a different production process; and
(3) improves in the recovery of fine aggregate in the production process with the result that the finished product has a higher grade and a longer life.

	V.	Regulatory Background:

The Province of British Columbia, the Ministry of Environment and more specifically the Waste Management Act R.S.C.B. of 1996, specify in strict detail the amount of emissions permitted from new asphalt plant operations. The three most important parameters deal with airborne particulates, organics and carbon monoxide. These are outlined in the Act and all asphalt operators are expected to submit stack emission tests to the Environment Ministry on an annual basis.

The prototype asphalt plant designed and manufactured by NII was meant to meet and exceed these strict requirements. The new concept and drum technology developed by the Company was tested during operational trials in the Spring of 1999. The test results, which are included below, were obtained without the use of either of the two pollution control methods that are currently used by the asphalt industry - the bag-house and the wet scrubber.

Parameters                    Specifications            Test Result
-----------                   ---------------         ---------------
Particulates                    90mg / m3                105.41mg / m3

Organics                        60mg / m3                 24mg / m3

Carbon Monoxide                200mg / m3                196mg / m3

The British Columbia Provincial Waste Management Act Regulations specify that all new asphalt plants meet these specifications immediately while older or existing plants must be up-graded to comply by the year 2001.

The bag-house will be used on all future TRAMS, as the wet scrubber application is becoming out dated and obsolete. The prototype results, described above, were extremely gratifying to Management. The TRAMS prototype passed all of the emissions standards, other than the particulate standard, without the use or application of any form of conventional pollution control device - no bag-house or wet scrubber was used. Management predicts that the use of a bag-house will result in compliance with particulate emission requirements under all existing emission standards. However, testing of the TRAMS with a bag-house has not yet been undertaken.

Management is confident that after completing a retrofit that includes a mini-baghouse installation the unit will meet the requirements set out in the Provincial Waste Management Act and can meet current North American anti-pollution requirements.

Item 2.		Management Discussion and Analysis or Plan of Operation

The Company was incorporated on September 14, 1995 in Nevada while
NII was incorporated on January 15, 1997 in British Columbia. Prior to the acquisition of NII, the Company was inactive. The discussion below relates to a discussion of the financial results of NII and management's plan of operations for the consolidated entity. The financial results below do not include the financial condition and results of operation of the Company. The financial results of NII will be consolidated with the financial statements of the Company in the 2nd quarter of the Company's 2000 fiscal year.

RESULTS OF OPERATIONS

Statement of Operations Data
                                          Three months
				                        ended December 31,	  Year ended September 30,
					                       1999         1998        1999	          1998
                          --------    ---------    ---------      ---------

Revenue 	                 $   -		      $  -		      $  -		         $   -

Expenses
General and administrative
                            3,986		       8,431		    45,078		        20,381
Professional fees		         6,451		         689		    11,539		         5,844
Research and development 		16,938		      20,295		    88,602		       234,149
Loss on terminated proposed
  business acquisition	  	 33,417	        -		           -		           -
                         --------     ----------   ----------     ---------
	  	                       60,792	  	    29,415	  	 145,219	  	     260,374

Net loss for the period
                       $  (60,792)	  $  (29,415)	$ (145,219)	   $  (260,374)

Balance Sheet Data

    	                       December 31,                 September 30,
					                    1999           1998	        1999	            1998
                       --------      ----------    --------        ---------

Working capital	      $ 	54,804	      $ 	97,585	   $ 	84,302	     $ 	72,090
Total assets		           74,893		       112,740		    113,231		       91,158
Long term debt		        532,599		       380,949		    501,431		      328,099
Accumulated deficit	   (466,385)	      (289,789)    (405,593)	     (260,374)
Stockholders' deficit	 (469,286)	      (276,035)	   (408,079)	     (248,521)

NII is a development stage company and therefore has not had any revenue generating activities.

Three months ended December 31, 1999 compared to three months ended December 31, 1998

The research and development costs in the three month period ended
December 31, 1999 are low because the development is almost completed and NII has turned its attention to finalizing the acquisition of the company by Global, the registration of Global's stock and arranging for additional financing. Further development of the TRAMS System has been deferred until NII can obtain additional funding.

The professional fees increased from 1998 to 1999 as a result of additional costs anticipated to be incurred in connection with NII's plans and intentions to become a public company. Initially, the 1998 year end had not been audited so the costs that year were lower.

Management of NII had investigated a proposed acquisition of a Canadian business involved in the development of a secure locking system for explosives magazines. In that regard, NII had advanced $33,417 in anticipation of acquisition. NII performed its due diligence in connection with the acquisition and has re-evaluated the proposal and decided not to pursue the acquisition. As a result, the initial advances have been written off. The company to which the funds were advanced and Global have one common director.

Year ended September 30, 1999 compared to the year ended
September 30, 1998

During 1998, NII began the construction of its prototype TRAMS System. Research and development costs were higher in 1998 because the majority of the expenditures were for materials for the actual construction of the prototype. With the completion of a substantial portion of construction in 1998, costs in 1999 involved testing and refining of the prototype.

The general administrative costs are greater in 1999 because NII was active for the entire year while in 1998, it was active only for approximately half the year.

The professional fees are greater in 1999 for the same reasons as stated above.

Liquidity and Capital Resources

As of December 31, 1999, NII has expended $339,689 on direct research
and development on the prototype.   During this stage known as Phase I,
NII constructed the prototype but is still improving it to make it more efficient and to ensure that it meets government standards for pollution control. Management estimates that the completion of Phase I will require approximately $15,000 for materials and $10,000 for labor and subcontracts.

NII has begun Phase II in which it is building a second trailer which will have a self-erecting silo, asphalt, diesel and propane tanks. NII intends to sell the commercial version of the two machines as a package, but would also be able to sell them individually. Management estimates the cost of Phase II to be as follows:

		Materials $	84,000
		Overhead				16,000
		Salaries   	50,000

	      				$	150,000

To date, the operations of NII have been financed by private loans from stockholders, directors and related parties totaling $ 532,599 at December 31, 1999, as well as refundable Canadian government research credits on eligible research expenditures. Upon conclusion of the share exchange with NII resulting in NII no longer being Canadian owned, further research credits will not be available.

Plan of Operations

In the next twelve months, the Company intends to complete Phase I and II and then produce the machine for commercial sale.

NII has also acquired a license to manufacture a self-erecting silo which is different from the silo that is going to be used in Phase II. Management also intends to manufacture this silo for commercial sale.

These objectives are currently being financed by the Company's controlling stockholders. The Company intends to seek traditional debt, equity or principal funding to further finance the manufacturing process.

The Company anticipates it will be able to complete the stated plan of operations if the additional financing can be achieved. The actual expenditures and business plan of the Company may differ from the stated plan of operations. The Board of Directors of the Company may decide not to pursue the stated plan of operations. In addition, the Company may modify the stated plan of operations based on the available amount of financing in the event that the Company cannot achieve the required equity financing to complete the stated plan of operations. The Company does not have any arrangement in place for any debt or equity financing which would enable the Company to meet the stated plan of operations.

In the event the Company is not successful in achieving any further sales of its common stock, the Company anticipates that it could not sustain its business operations without short-term financing from the Company's controlling stockholders based on the Company's current cash position and the absence of a current revenue stream. Due to the Company's lack of operating history, there exists substantial doubt about the Company's ability to continue as a going concern, as stated in Note 1 to NII's financial statements.

The Company anticipates continuing operating losses in the foreseeable future. The Company bases this expectation in part on the basis that the Company will incur substantial operating expenses in completing its stated plan of operations. The Company's future financial results are also uncertain due to a number of factors, many of which are outside of the Company's control. These factors include, but are not limited to general economic conditions, government environmental regulations and increased industry competition.

Impact of Inflation

The Company believes that inflation has not had a material effect on its past business.

Year 2000 Computer Problems

All of the Company's mission critical and non-mission critical computer systems are Year 2000 compliant. Management foresees no extraordinary expenditures on its operating systems as a result of any computer problems arising from the arrival of the Year 2000.

Item 3.	  Description of Property.

The Company maintains its principal executive offices in Prince George, British Columbia at the address shown on the facing page. Because this office is in the residence of Ken Bergestad, the Company pays no rent for the use of this space. The Company rents on a month to month basis 1500 square feet of space formerly used by NII located at 402 Elm Street, Quesnel, British Columbia, V2J 3W9. The Company pays the property owner
$350.00 per month for this space which is used primarily as a work shop.

Item 4.	Security Ownership of Certain Beneficial Owners and Management

I.	Security Ownership of Certain Beneficial Owners.

The date of the information presented in this table is as of March 31, 2000.

Title of Class   Name & Address    Amount and Nature of      Percent of Class
                                   of Beneficial Owner       Beneficial Owner
--------------  ----------------  -----------------------   ----------------
Common          Lloyd Olson(1)	      2,400,000                    11.05%
_________________________________________
(1) Lloyd Olson is an employee of the Company, but is not an officer or a director, nor is he related to any person in management. Mr. Olson's address of record is RR 08 Box 13 Bjornson Site, Quesnel, British Columbia,
Canada V2J 5E6.

II.	Security Ownership of Management.

The date of the information presented on this table is March 31, 2000.

Title of Class     Name and Address of        Amount           Percent of
                   Beneficial Owner (1)                        Class
---------------    ----------------------    ---------       --------------
Common Stock        Walter Niemi			          7,200,000          33.18%
  "   "             Ken Bergestad	           2,400,000          11.05%

                                             9,600,000          44.23%
_____________________________
(1) The address of record for these shareholders is 5975 Selkirk Crescent, Prince George, British Columbia, Canada V2N 2G9

III.	Transfers Involving the Original Twelve Certificates.

The Company is aware of approximately 33 transactions involving the original twelve common stock certificates. These transactions are summarized below:

VENDOR(1)	 		           PURCHASER		          DATE			              VOLUME

Brenna Baumgartner
900,000
Cert. No. 2512       38 Purchasers(2)    March 16, 2000           900,000

Andrew Beers
500,000
Cert. No. 2510
(the shares represented by this certificate have never been transferred).

Jan Beers
500,000
Cert. No. 2511                              Feb. 5, 1996

Andrew McNeilly                                                  100,000
Andrew McNeilly                                                  100,000
Andrew McNeilly                                                  100,000
Josephine Page                                                   100,000
Josephine Page                                                   100,000

Kerry J. Garvin
900,000
Cert. No. 2507
(the shares represented by this certificate have never been transferred).

Arthur G.  Lang
900,000
Cert. No. 2508      38 Purchasers(2)     March 16, 2000          900,000

Mary L. Lang
900,000
Cert. No. 2509
(the shares represented by this certificate have never been transferred).

Barbara J. McMullin.
900,000
Cert. No. 2501
(the shares represented by this certificate have never been transferred).

Brent M. McMullin
900,000
Cert. No. 2502                            Nov. 21, 1996

Donald Byers                                                     300,000
Donald Byers                                                     300,000
Donald Byers                                                     300,000

Kevin McMullin
900,000
Cert. No. 2504                            Oct. 26, 1995

Bevin McMullin                                                   900,000

Melba R. McMullin
900,000
Cert. No. 2503                            Dec. 9, 1999

Patricia Taverner                                                 10,000
Joanne Gialleonardo                                               10,000
Maria T. Myatovic                                                 10,000
John J. Paolucci                                                  20,000
Ed & Marylin Harder JTTEN                                         50,000
Greg Rolufs                                                       50,000
Murdoch M. Ross                                                   50,000
Jesse Sabbarwal                                                   10,000
Kewal Singh Bagri                                                 10,000
Harmail Bagri                                                     10,000
Robin Bagri                                                       10,000
Leslie K. Fallowfield                                             10,000
Angelino & Lorena Spoletini JTTEN                                 10,000
Silvana Spoletini                                                 20,000
Daniel A. &Joanne Gialleonardo JTTEN                              10,000
Antonio & Ellena Gialleonardo JTTEN                               10,000
Michael J. Romano                                                 10,000
Maria L. Romano                                                   10,000
John & Reno Romano JTTEN                                          10,000
James T. & James C. Gibb JTTEN                                    10,000
Luigi P. Brunello                                                 10,000
Joagum M. & Lydia Santos JTTEN                                    50,000
Robert M. & Gayle Wannop JTTEN                                   100,000
Scotia McCleod in trust for Eric P. Wilson                        75,000
James H. Walske                                                   15,000
Robert J. Robinson                                                20,000
Northern Business Ltd.                                           290,000

Linda G. Swales
900,000
Cert. No. 2506                         Sept. 9, 1998

Andrew J. Chamberlin in trust                                   700,000
FRL Syndicate                                                   200,000

Murray L. Swales
900,000
Cert. No. 2505                        March 13, 2000
FRL Syndicate                                                   700,000
Donald Byers                                                    200,000
_____________________________________________________
Each Vendor depicted paid $.01 (U.S.) to the Company for his or her shares. These Certificates were cancelled on March 16, 2000, with the underlying shares being distributed to 38 purchasers. However, there were other transfers on this date, not involving any of the shareholders depicted on this schedule and the Transfer Agent's records do not depict to whom each seller's shares were distributed

IV.	Changes in Control.

There are no arrangements which may result in a change in control of the issuer.

Item 5.	     Directors, Executive Officers, Promoters and Control
Persons

Directors and Executive Officers

Helge Freudentheil,  President and Director (Age 50)

Mr. Helge Freudentheil is a Director at Global Innovative Systems, Inc, and has been with the Company since the consummation of the transaction among the Company and Niew on January 31, 2000. For 10 years prior to joining the team at Global Innovative Systems, Inc., and continuing to the present, Mr. Freudentheil has been the Owner-Manager of P.G. Machine Works, a general machinery, welding, fabricating and manufacturing business in Prince George, British Columbia. While at P.G. Machine Works,
Mr. Freudentheil: built specialty parts for Rolls Royce turbines; Nuvo Pinione pumps for Westcoast Energy, Inc.; and built special and intricate parts for BC Hydro transformer equipment. Mr. Freudentheil has spent his career involved in the machinery industry. Mr. Freudentheil expends approximately 90% of his work week efforts to P.G. Machine Works and the remaining 10% to the Company. He has served as the Lecturer in Charge for Harare Polytechic in Harare, Zimbabwe, lecturing in applied workshop technology, production of machine tools and processes. He received a Zimbabwe National Diploma in Mechanical Engineering. Mr. Freudentheil holds a Provincial Trade Certificate; Machinist, and an Inter-provincial Trade Certificate; Machinist.

Mr. Ken Bergestad, Vice-President and Director (Age 47)

Mr. Ken Bergestad is the Vice President of Global Innovative Systems, Inc. and has held that since the consummation of the transaction among the Company and Niew on January 31, 2000. From 1997 until 1999, Mr. Bergestad was Secretary of Niew Industries, Inc. Mr. Bergestad was instrumental in raising the start-up capital for Niew Industries, Inc. and took on the job as bookkeeper as well as day-to-day administrative duties of the company.
Mr. Bergestad has also been involved in the paving industry for over twenty years. He worked as a grade foreman for Pittman Asphalt.
Mr. Bergestad has been a member of the Operating Engineers Union since
1979, and is a classified Grade Foreman, and Equipment Operator.
Mr. Bergestad attained a Bachelor of Arts degree in Psychology from the University of Victoria. Mr. Bergestad provides approximately
100% of his work week to his duties for the Company.

Walter R. Niemi, Secretary, Treasurer and Director (Age 55)

Mr. Walter R. Niemi is the Secretary Treasurer of Global Innovative Systems, Inc. and has held that position since the consummation of the
transaction among the Company and Niew on January 31, 2000.   Mr. Niemi
is also the President of Niew Industries, Inc. and has been there since January 1997. Mr. Niemi has extensive experience in the paving industry and applies virtually 100% of his time to the Company and Niew Industries Inc. For the five year prior to joining Niew Industries, Mr. Niemi worked as a mechanic and plant operator for Quesnel Paving. He joined the Operating Engineers Union in 1970 and is classified as a heavy duty mechanic, welder, and asphalt plant operator. At Quesnel Paving, Mr. Niemi's duties consisted of operating, maintaining, repairing, moving and overseeing the operation of Asphalt Equipment. As an inventor by nature, Mr. Niemi began designing a different method of mixing asphalt in the mid 1980's. The drawings of the double tapered mixing drum system were completed by the beginning of 1997.

Mr. Robert W. Stark, Vice President and Director (Age 49)

Mr. Stark is currently a Director of Global Innovative Systems, Inc. Mr. Stark came to Global Innovative Systems, Inc. upon the consummation of the transaction among the Company and Niew on January 31, 2000. Before his arrival at Global Innovative Systems, Inc. and since 1988, Mr. Stark has been self-employed with Krats Drilling. He applies approximately 90% of his work time to Krats Drilling and the remaining 10% to the Company. Mr. Stark has been employed for over thirty years as a driller, blaster and driver in British Columbia and the Yukon. Mr. Stark comes to Global Innovative
Systems, Inc. with many years of experience and a lengthy list of training and certification in areas including but not limited to: BC Ministry of Energy Mines and Petroleum Services blasting certification, Mine Rescue Certification, Transportation of Dangerous Goods Certification, and WCB Occupational First-Aid Level 1.

II.	Family Relationships.

There are no family relationships among the directors, executive officers or persons nominated or chosen by the Company to become officers or executive officers.

III.	Involvement in Certain Legal Proceedings.

The Company is not aware of any material legal proceedings involving any director, director nominee, promoter or control person including criminal convictions, pending criminal matters, pending or concluded administrative or civil proceedings limiting one's participation in the securities or banking industries or findings of securities or commodities law violations.

Item 6.	Executive Compensation

The following information is dated as of December 31, 1999, the end of Global Innovative Systems, Inc. last fiscal year.

I.	SUMMARY COMPENSATION TABLE
                                            Long-Term Compensation
			             Annual Compensation      Awards                Payouts


Name
and                          Other   Restrict- Sec.      LTIP       All Other
Princi-                      Annual  ed        Underly-  Payouts    Compansa-
pal           Salary   Bonus Compen- Stock     ing       ($)        tion
Position Year (US$)(*) ($)   sation  Award     Options/             ($)
                              US($)            SARs (#)

Helge    99      0       0      0      0         0          0        0
Freudentheil
president

Robert   99      0       0      0      0         0          0        0
Stark
(vice
president)

Ken      99   19,959     0      0      0         0          0        0
Bergestad
(vice
president)

Walter   99   39,918     0      0      0         0          0        0
Niemi
(secretary
/treasurer)

1   The Compensation depicted was paid by Niew Industries Inc. and is depicted in U.S. Dollars. The actual compensation paid to Messrs. Bergestad and Niemi was in Canadian Dollars. The Canadian equivalents are $30,000 and $60,000 respectively.

* The compensation depicted is in U.S. dollars. The compensation was paid in Canadian dollars.

II.	OPTION/SAR GRANTS IN LAST FISCAL YEAR
	(Individual Grants)
A.	Rule 701 Stock Plan.

On July 1, 1996, Legacy Minerals Inc. adopted the Legacy Minerals Inc.
1996 Consultant and Employee Stock Compensation Plan pursuant to Rule
701 promulgated under the Securities Act of 1933 (the "Plan").   Shares
designated to the Plan: 1,000,000. Transfer Company: Pacific Stock Transfer Company; 2690 S. Eastern Rd., Suite 218; Las Vegas, Nevada 89109.

The Company has no grants to report in the past fiscal year pursuant to its Plan. The Plan authorizes the distribution of up to 1,000,000 shares to be acquired at $.50 per share for an aggregate capital infusion to the Company of $500,000. To date no options have been granted. The criteria for distributing options is within management's discretion.

III.	AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL
YEAR AND FY-END OPTION/SAR VALUES

The Company has no Options, Exercises or Values to report for its last fiscal year pursuant to its Plan. The Plan authorizes the distribution of up to 1,000,000 shares to be acquired at $.50 per share, but no options have been granted. The criteria for distributing options is within management's discretion.

IV.	LONG-TERM INCENTIVE PLANS -
AWARDS IN LAST FISCAL YEAR

The Company has no plans or awards to report for last fiscal year pursuant to its Plan. The Plan authorizes the distribution of up to 1,000,000 shares to be acquired at $.50 per share, but no options have been granted. The criteria for distributing options is within management's discretion.

V.	COMPENSATION OF DIRECTORS

Standard Arrangements.

Each member of the Company's Board of Directors is to be paid $6,000 (U.S.) annually commencing in 2000 as compensation for their positions. The members of the Company's Board of Directors also are reimbursed for actual expenses incurred in attending Board meetings.

B.	Other Arrangements.

There are no other arrangements for compensation to the Board of Directors' members.

VI.	EMPLOYMENT CONTRACTS AND TERMINATION OF
EMPLOYMENT, AND CHANGE-IN-CONTROL ARRANGEMENTS

No member of management, nor any employee, is covered by any employment contract, termination of employment agreement or change in control arrangement.

Item 7.	   Certain Relationships and Related Transactions

During the year ended September 30, 1999, the Niew Industries borrowed $34,074 (U.S.) from Global Innovative Systems Inc.'s officer and director Ken Bergestad's father and paid him interest of $1,331 during the year. The loan is unsecured and is without specific terms of repayment. Interest is payable at the prime rate of the bank that provided the funds to the related party. The lender has indicated that he does not expect to request repayment during the next fiscal year. As of December 31, 1999, the Company had repaid one half of the outstanding principal balance.

Certain current stockholders of the Company previously advanced $467,357 to NII. Of this sum, $450,457 does not bear interest. The balance of $16,900 was repaid during the three month period ending December 31, 1999. These advances are unsecured and have no specific terms of repayment. In connection with the share exchange agreement, the advances by Niew's stockholders totaling $414,302 were acquired by the Company.

During 1998, NII advanced $27,827 to its directors. During 1999 arrangements were made by which these advances were repaid by the directors.

Niew Industries Inc. advanced a sum of money to Remote Security
Ltd. a company in which Robert Stark, a director of the Company, also serves as a director. Management of NII had investigated a proposed acquisition of Remote Security Ltd. a Canadian business involved in the development of a secure locking system for explosives magazines.
Primarily, the secure locking system is designed for use by the mining industry to prevent theft of explosives while stored. NII advanced $33,417 in anticipation of acquisition. NII performed its due diligence in connection with the acquisition. Thereafter, NII's management re-evaluated the proposal and decided not to pursue the acquisition. As a result, the initial advances were written off. At the time of the related party transaction, Mr. Stark was a controlling shareholder of Remote Security Ltd. While he is a member of Global's Board of Directors, Mr. Stark has never been a director of Niew Industries Inc. Thus, he did not participate in Niew Industries Inc.'s decision to advance the funds, to abandon the acquisition, or to forgive the indebtedness.

Item 8.	   Legal Proceedings

The issuer is not a party to any pending legal action, suit, or proceeding nor is its property the subject of any legal proceeding.

Item 9.	   Market for Registrant's Common Equity and Other Shareholder
Matters

The Company is authorized to issue 200,000,000 common shares with par value of $.001 (USD). There is no public trading market for the common equity shares of the Company. If the Company successfully obtains a listing, as is presently intended by management, the common equity shares will be listed upon the OTC Electronic Bulletin Board Service upon approval by the NASD of the Company's application on Form 211. There are approximately 75 equity holders of record of the Company's Common stock. The number of shares eligible for trading will be all of the Common stock except that which are owned by management. There have been no cash dividends declared since inception of the Company. At this time the Company does not anticipate paying dividends.

Item 10.   Recent Sales of Unregistered Securities

During the period from incorporation to the present, the Company sold securities which were not registered under the Securities Act of 1933 in reliance presumptively upon exemptions from the securities registration provisions in transactions as set forth below.

A.	Three individuals, comprising all of the shareholders of NII, a British
Columbia corporation, sold one hundred percent of the outstanding shares and amounts owing to them by NII to Global Innovative Systems Inc. in exchange for 12,000,000 Common voting shares of the Company. This transaction closed on January 31, 2000.

                    NII Shares                     Shares issued  on exchange
Walter Niemi.		       1,290		                      60.0(% of NII)	7,200,000
Ken Bergestad;	         430		                      20.0			2,400,000
Lloyd Olson		           430		                      20.0			2,400,000

Totals                2,150                       100.0% 12,000,000

September 3, 1995 Rule 504 Private Placement.

On or about September 3, 1995, the Company accepted subscription agreements from twelve prospective purchasers to purchase the Company's Class A
Voting Common Stock for $.01 (U.S.) per share. The Company executed and filed on Form D that it relied upon Rule 504 in selling the 10 million shares subscribed for. Subsequently, many of these shares have been sold or otherwise distributed by these shareholders to other persons, many of whom remain shareholders of the Company on this date. The original twelve investors and the amounts of their initial investments appear below.

Name & Address(1)	      No./Shares	 Price	   Total (U.S.$)	     U.S. Resident
Brenna Baumgartner	     900,000	    $.01	    $9,000.00	              No.
Andrew Beers		          500,000		             5,000.00	              No.
Jan Beers		             500,000		             5,000.00	              No.
Kerry J. Garvin	        900,000		             9,000.00	              No.
Arthur G.  Lang	        900,000		             9,000.00	              No.
Mary L. Lang		          900,000		             9,000.00	              No.
Barbara J. McMullin	    900,000		             9,000.00	              No.
Brent M. McMullin	      900,000		             9,000.00   	           No.
Kevin McMullin	         900,000		             9,000.00	              No.
Melba R. McMullin	      900,000		             9,000.00              	No.
Linda G. Swales	        900,000		             9,000.00	              No.
Murray L. Swales	       900,000		             9,000.00	              No.

(1) All Purchasers subscribed for the shares purchased under the address P.O. Box 4287-1000; San Jose, Costa Rica.

The Company has not undertaken to distribute or offer any of its shares other than in the two transactions described above.

Item 11.	Description of Securities

The securities to be registered pursuant to this Form 10-SB are all of the authorized voting Common stock of Global Innovative Systems Inc. There are no preemptive rights associated with the securities and no cumulative voting is authorized by the By-laws. The amount of shares authorized is
200,000,000.   There are no outstanding obligations of the Company to
repurchase, redeem or otherwise acquire any shares of the Company's common stock.

Item 12.	Indemnification of Directors and Officers

Article 11 of the Company's By-laws provides that every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil criminal, administrative or investigative, by reason of the fact that he or a person for whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of Nevada against all expenses, liability and loss (including attorney's fee, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provisions of law or otherwise, as well as rights under

Article 11.

Nevada Revised Statutes Section 78.7502 provides for discretionary and mandatory indemnification of officers, directors, employees and agents as follows:

A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed legal proceeding, except by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner which was reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had not reasonable cause to believe the conduct was unlawful.

A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

Indemnification may not be made for any claim, issue or matter as to which such a person has been judged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnify for such expenses as the court deems proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matters therein, the corporation shall indemnify the person against expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense.

Nevada Revised Statutes Section 78.751 requires authorization for discretionary indemnification; advancement of expenses and limitation on indemnification and advancement of expenses as follows:

Any discretionary indemnification under NRS 78.7502 unless ordered
by a court or       advanced pursuant to subsection 2, may be made by
the corporation only as authorized   in the specific case upon a
determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

By the stockholders;

By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

Item. 13.	Financial Statements.

The Financial Statements filed as part of this Registration
Statement are:

Global Innovative Systems Inc.:

Unaudited Pro-forma Consolidated Financial Information.

Consolidated Balance Sheet as of December 31, 1999 and 1998;
Consolidated Statement of Operations for the three month period ended December 31, 1999;
Consolidated Statement of Operations for the year ended
September 30, 1999;
Notes to Financial Statements.

Niew Industries Inc.:

Unaudited interim Financial Statements for the three months ended December 31, 1999.

Balance Sheets
Statements of Operations
Statements of Changes in Stockholders' Equity
Statements of Cash Flows
Notes to the Financial Statements

Audited Financial Statements for the years ended
September 30, 1999 and 1998

Auditors' Report
Balance Sheets
Statements of Operations
Statement of Changes in Stockholders' Equity
Statements of Cash Flows
Notes to the Financial Statements.

Item 14.	Changes in and Disagreements with Accountants

None.

Item 15.	Index to Exhibits                                         Page Range

3.	(i)	Corporate Charter..............................................44-49
  (ii) Articles of Incorporation	.....................................50-52
	(iii)	Bylaws.........................................................53-62

10.	Material Contracts
	  (i)	Share Purchase Agreement.......................................63-65
 	(ii)	Ian Westwood Agreement.........................................66-72

21.
  	(i)	Subsidiaries of the Registrant.................................73

99.
   (i) Letter of Counsel..............................................74

	Signatures.

In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Innovative Systems Inc.

By:
 /s/ Helge Freudentheil
 Helge Freudentheil, President (Chief Executive Officer) and Director April 7, 2000

/s/ Ken Bergestad
Ken Bergestad, Vice President and Director
April 7, 2000

/s/ Walter Niemi
Walter Niemi, Secretary, Treasurer (Chief Financial Officer) and Director April 7, 2000

/s/ Robert Stark
Robert Stark, Vice President and Director
April 7, 2000